Klondex Reports First Quarter 2016 Production of 30,142 GEOs; Reiterates Full-Year Production Guidance

Vancouver, BC - April 19, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to report its production results for the first quarter of 2016 for its Fire Creek and Midas mines.

	Three months ended March 31, 2016
	Fire Creek	Midas	Total
Ore tons milled	32,742	41,013	73,755
Average gold mill head grade (oz/ton)	0.69	0.12	0.38
Average silver mill head grade (oz/ton)	0.92	7.98	4.84
Average gold equivalent mill head grade (oz/ton)(1)	0.70	0.22	0.44
Average gold recovery rate (%)	93.6%	93.5%	93.6%
Average silver recovery rate (%)	88.6%	90.6%	90.4%
Gold produced (ounces)	21,219	4,743	25,962
Silver produced (ounces)	26,693	296,429	323,122
Gold equivalent produced (ounces)(1)	21,575	8,476	30,142
Gold sold (ounces)	18,545	8,419	26,964
Silver sold (ounces)	34,845	290,429	325,274
Gold equivalent sold (ounces)(1)	19,010	12,077	31,172
(1)  Gold equivalent ounces ("GEO") and grades are computed as the applicable gold ounces/grade plus the silver ounces/grade divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by the Company in the respective period. Preliminary GEO ratios were approximately 75.0:1 for Fire Creek, 79.4:1 for Midas, and 77.3:1 for Total.

First quarter 2016 production results were in-line with the Company's expectations which anticipates GEO production and grades progressively increasing throughout the year.
Lower grades during the first quarter at Fire Creek were the result of increased silling activities to open up additional working faces and provide future flexibility in the mine plan. Silling, or ore development on the vein, encompasses higher dilution, as compared to long-hole stoping or cut and fill mining, due to wider minimum mining widths.
As previously stated, at Midas, planned ore development activities continued which resulted in mining areas with grades consistent with the fourth quarter of 2015.
The 73,755 ore tons milled represents a quarterly record for the Company as the mining rate has increased from prior year levels to support our production growth and accommodate the planned lower ore grades in the first half of the year.
The Company reiterates its 2016 production guidance of a total of approximately 145,000 to 150,000 GEOs, which is split approximately 40%-45% in the first half of 2016 and 55%-60% in the second half of 2016.
Mr. Paul Huet, President and CEO commented, “Our first quarter 2016 operating results have positioned us well to continue our trend of growing Nevada's production year-over-year. The entire Klondex team has done a great job executing our strategy and with the new $25.0 million credit facility in place and project development work well underway at Rice Lake, I am excited to see what we can accomplish during the rest of the year.”

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired Rice Lake mine and mill in Manitoba, Canada.
Webcast and Conference Call
Klondex will report its financial results for the first quarter of 2016 after market close on Tuesday, May 10, 2016. A conference call and webcast will be held the following morning on Wednesday, May 11, 2016 at 10:30am ET/7:30am PT. The conference call telephone numbers are listed below.
Canada & USA Toll Free Dial In: +1 800-319-4610
Toronto: +1 416-915-3239
International: +1 604-638-5340
Callers should dial in 5 to 10 minutes prior to the scheduled start time and ask to join the Klondex call. The webcast will be available on the Company's website or by clicking http://services.choruscall.ca/links/klondex20160511.html.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and U.S. securities legislation (collectively, "forward looking information"), including but not limited to information about current expectations on the timing, success and growth of exploration and development activities, the timing and success of mining operations, the Company's ability to produce and sell gold and silver, the Company’s achievement of the full-year projections for GEO production, metal grades and production costs, the Company's ability to meet annual operations estimates, the ability to maintain average daily milling rates, the Company's intention and ability to monetize mineralized material, the successful execution and project development at all of the Company's mines and projects, and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.